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                                                     Filed by OTG Software, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                   filed pursuant to Rule 14a-12
                                               under the Securities Exchange Act
                                                                         of 1934

                                             Subject Company: OTG Software, Inc.
                                                  Commission File No.: 000-29809


This filing relates to a planned merger between OTG Software, Inc. ("OTG"), and Orion Merger Sub Corp. ("Orion"), a wholly owned subsidiary of Legato Systems, Inc. ("Legato"), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002 (the "Merger Agreement"), by and among Legato, Orion and OTG. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OTG on February 22, 2002, and is incorporated by reference into this filing.

The following is a letter which was e-mailed to OTG employees from Richard Kay, OTG's Chairman, President and Chief Executive Officer, on March 8, 2002.

It is hard to believe that a week or so has flown by since we announced our Legato-OTG deal. But, with all the excitement, we wanted to touch base again and provide you with an update.

First of all, Legato's CEO David Wright, as well as all Legato executive management, continue to be very excited about the Legato-OTG marriage. Our people, our products and our channel continue to impress them. I realize that some of you may have some general questions about content management given Legato's history of being a predominantly storage software company. However, from the outset, content management and messaging were two of the most compelling reasons why Legato wanted to acquire OTG in the first place.

Let me share with you some of what I discussed this past Friday with hundreds of Legato's investors and analysts. ApplicationXtender, WebXtender, and EmailXtender, to name a few of our products, are the content engines that feed storage. Legato has been searching for exactly these sorts of application focused products to complement its core data protection and availability technology. So, support for OTG products and development of additional functionality to meet market needs will remain strong.

Legato has also been looking to build a substantial channel sales organization, and building a stronger channel is one of their most important corporate goals over the next 2-5 years. Remember too that their channel is focused on high-end backup and restore, which does not compete with OTG or our partners. OTG brings a very complementary approach with integrated solutions for content, storage and messaging management that scale from the department to the enterprise.

I also thought you would be interested in the below information that was shared at Analyst Day:


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o    Of the 1352 employees, 50% are new since last January
o "Customer First" is a motto for the company with satisfaction rates at 87% among the highest in the industry
o Last year Legato doubled its education budget, increasing its commitment to professional development
o Focus is on building shareholder value for customers, employees and shareholders, and OTG accelerates growth and brings synergistic products and channels
o    "intellectual property without intellectual capital is useless" (David
     Wright)
o Gartner analyst was keynote speaker and spoke highly of the Legato-OTG combination

I and the rest of the senior management team need you to be completely focused on closing the quarter, turning out products and doing everything that is needed to meet our partner's and customer's needs. You are the ones who make it happen. And as a business unit of Legato, we will continue to strengthen and build our content, messaging and storage team as we always have.

We brought this company to where it is today. I believe that Legato will be able to more fully attain their vision and goals with us, our products and our channel...and, in turn, we have the opportunity to better maximize our shareholder value with them. So, it's an exciting fit and there is a terrific opportunity for us to build even more business together. I will continue to update you every few weeks.

As always, please send any questions or concerns you have to esuggestions@otg.com.

Rick

================================================================================

Given the pending merger agreement with Legato, the SEC requires the following legal disclaimer:

We may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. Beneficial ownership of OTG common stock of directors and executive officers of OTG are set forth in the filings with the SEC. The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. The registration statement has not been filed as of the date of this filing and once filed copies may be obtained free of charge from either Legato or OTG. The registration statement and other filings related to OTG may be obtained free of charge at the SEC's website www.sec.gov. The registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety. This document contains and incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following completion of the merger. All


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forward-looking statements reflect management's expectations of future events as of the date of those statements and are subject to a number of factors and uncertainties, including those disclosed in past and future filings with the
SEC, that could cause actual results to differ materially from those described in the forward-looking statements.
                            ***********************

The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this press release and once filed copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov.

The registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety.

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement when it becomes available.